Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Almonty Industries Inc. (the “Company” or “Almonty”)

100 King Street West, Suite 5700
Toronto, Ontario M5X 1C7

2.	Date of Material Change

July 29, 2025

3.	News Release

On July 29, 2025, a news release was disseminated through BusinessWire and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR+).

4.	Summary of Material Change

On July 29, 2025, Almonty Industries Inc. (“Almonty” or the “Company”) announced the appointment of Brian Fox, CPA as Chief Financial Officer, succeeding Mark Gelmon, CPA,CA, effective August 25, 2025.

5.1	Full Description of Material Change

On July 29, 2025, Almonty Industries Inc. (“Almonty” or the “Company”) announced the appointment of Brian Fox, CPA as Chief Financial Officer, succeeding Mark Gelmon, CPA,CA, effective August 25, 2025.

Mr. Fox most recently served as Chief Financial & Operating Officer at CBIZ Marks Paneth, a top-tier U.S. accounting and advisory firm, where he played a key role in strategic growth initiatives and post-merger integration. His prior experience includes leadership roles at Loureiro Engineering and United Subcontractors, as well as senior audit work at Arthur Andersen. He holds a Master’s degree in Management from Harvard University and a Bachelor of Science in Accounting from the University of Connecticut.

Mr. Gelmon, who joined Almonty in 2015 through its acquisition of Woulfe Mining Corp. (former owner of the Sangdong Mine Project) and became CFO in 2017, will remain involved with the Company as a financial consultant. The Company thanks Mr. Gelmon for his unwavering dedication and years of service.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, is knowledgeable about the details of the material change and may be reached at (647)-438-9766.

9.	Date of Report

August 1, 2025.